                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-32180



                                   PROSPECTUS

                               SAPIENT CORPORATION


                         227,202 SHARES OF COMMON STOCK

                              ---------------------

         In March 1999, Sapient Corporation issued 1,581,348 shares of common stock to the former stockholders of Adjacency, Inc. in connection with our acquisition of that company. This prospectus relates to resales of some of those shares by certain former stockholders of Adjacency, Inc. We will not receive any of the proceeds from the sale of the shares. The shares of common stock covered by this prospectus also include the additional shares issued as the result of a two-for-one stock split effected as a 100% stock dividend distributed on November 5, 1999 to stockholders of record on November 1, 1999. Unless otherwise indicated, all share numbers in this prospectus have been adjusted to reflect the stock split.

         We have agreed to pay certain expenses of registering the shares being offered by the selling stockholders. The selling stockholders will pay all brokerage fees, underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

         The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the Nasdaq National Market under the symbol SAPE. On March 22, 2000, the closing sale price of our common stock on Nasdaq was $93.00 per share.

                              ---------------------


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              ---------------------

         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------


                 The date of this prospectus is March 22, 2000.

                                TABLE OF CONTENTS


                                                                            PAGE



Where to Find More Information.................................................3

Incorporation of Certain Documents By Reference................................3

Summary Description of Our Business............................................5

Risk Factors...................................................................6

Special Note Regarding Forward-Looking Statements.............................13

Use of Proceeds...............................................................14

The Adjacency Acquisition.....................................................14

Selling Stockholders..........................................................14

Description of Capital Stock..................................................17

Plan of Distribution..........................................................19

Legal Matters.................................................................21

Experts.......................................................................21

         WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

                         WHERE TO FIND MORE INFORMATION

         We file reports, proxy statements, and other documents with the Securities and Exchange Commission and with Nasdaq. Here are ways you can access this information:



     WHAT IS AVAILABLE                            WHERE TO GET IT


Paper copies of information                 SEC's Public Reference Room
                                             Judiciary Plaza Building
                                          450 Fifth Street, N.W., Room 1024
                                              Washington, D.C. 20549


                                            The Nasdaq Stock Market, Inc.
                                                1735 K Street, N.W.
                                              Washington, D.C. 20006


    On-line information                      SEC's Internet website at
                                               http://www.sec.gov

Information about the SEC's                       Call the SEC at
   Public Reference Room                          1-800-SEC-0330

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the sources listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supercedes previously filed information. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

                  (i) Our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 16, 1999, as amended by Form 10-K/A filed with the SEC on April 30, 1999;

                  (ii) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the SEC on May 14, 1999, as amended by Form 10-Q/A filed with the SEC on May 21, 1999;

                  (iii) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the SEC on August 13, 1999;

                  (iv) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed with the SEC on October 21, 1999;

                  (v) Our Current Report on Form 8-K/A, filed with the SEC on February 23, 1999;

                  (vi) Our Current Report on Form 8-K, filed with the SEC on April 7, 1999;

                  (vii) Our Current Report on Form 8-K, filed with the SEC on April 23, 1999, as amended by Form 8-K/A filed with the SEC on April 23, 1999;

                  (viii) Our Current Report on Form 8-K, filed with the SEC on July 26, 1999;

                  (ix) Our Current Report on Form 8-K, filed with the SEC on December 10, 1999;

                  (x) Our Current Report on Form 8-K, filed with the SEC on December 28, 1999;

                  (xi) Our Current Report on Form 8-K, filed with the SEC on January 4, 2000;

                  (xii) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

                  (xiii) The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 26, 1996, as amended by Form 8-A/A filed with the SEC on March 28, 1996.

         You may request a copy of these documents, which will be provided to you at no cost, by contacting:

                               Sapient Corporation
                               One Memorial Drive
                         Cambridge, Massachusetts 02142
                          Attention: Investor Relations
                                 (617) 621-0200

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                       SUMMARY DESCRIPTION OF OUR BUSINESS

         Sapient is a leading e-services consultancy providing Internet strategy consulting and sophisticated Internet-based solutions to Global 1000 companies and startup businesses. We help our clients define Internet strategies to improve their competitive position and we design, architect, develop and implement solutions to execute those strategies. These solutions focus on large-scale and complex business-to-consumer and business-to-business electronic commerce, digital customer relationship management, supply chain optimization, electronic markets and Internet portals.

         We believe that our key strength is our ability to deliver high quality solutions, primarily on a fixed-price, fixed-timeframe basis, through a rapid, effective and integrated process. Our services include:

         -        digital business strategy development;

         -        experience modeling;

         -        creative design;

         -        technology development and systems integration; and

         -        integrated engagement leadership.

         We provide end-to-end solutions to our clients using multidisciplinary teams composed of business strategists, researchers, creative specialists, technology professionals and program managers. We deliver our solutions primarily through five industry business units: financial services; media, entertainment and communications; manufacturing, retail and distribution; public sector; and energy services. Using this industry alignment helps us accurately define and deliver tailored solutions that effectively address the market dynamics and business opportunities that our clients face. We have been providing Internet solutions for over five years and employ approximately 2,100 people in offices across the United States and in London, Milan and Sydney.

         Sapient Corporation was incorporated in Delaware in 1991. Our principal executive offices are located at One Memorial Drive, Cambridge, MA 02142. Our telephone number at that location is 617-621-0200 and our Internet address is www.sapient.com. The information contained on our website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "Sapient", "we", "us", and "our" refer to Sapient Corporation and its subsidiaries.

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                                  RISK FACTORS

         You should carefully consider the risks described below before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition, or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

IF BUSINESSES DO NOT INCREASE THEIR USE OF THE INTERNET AS A MEANS FOR CONDUCTING COMMERCE, OUR REVENUES WILL BE ADVERSELY AFFECTED

         Our future success depends heavily on the increased acceptance and use of the Internet as a means for conducting commerce. We focus our services on the development and implementation of Internet strategies and solutions. If commerce on the Internet does not continue to grow, or grows more slowly than expected, our revenue growth would slow or decline and our business, financial condition and results of operations would be materially adversely affected. Consumers and businesses may reject the Internet as a viable medium for commerce for a number of reasons, including:

         -        inadequate network infrastructure;

         - delays in the development of Internet enabling technologies and performance improvements;

         - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

         - delays in the development of security and authentication technology necessary to effect secure transmission of confidential information;

         - changes in, or insufficient availability of, telecommunications services to support the Internet; and

         - failure of companies to meet their customers' expectations in delivering goods and services over the Internet.

IF WE DO NOT ATTRACT AND RETAIN QUALIFIED PROFESSIONAL STAFF, WE MAY NOT BE ABLE TO ADEQUATELY PERFORM OUR CLIENT ENGAGEMENTS AND COULD NOT ACCEPT NEW CLIENT ENGAGEMENTS

         Our business is labor intensive and our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees. Because of the rapid growth of the Internet, there is intense competition for employees who have strategic, experience modeling, creative design, technical or program management experience. In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join startup companies and these opportunities frequently offer the potential for significant future financial profit through equity incentives which we cannot match. During the third quarter of 1999, our rate of voluntary employee turnover was higher than our target rate. We may not be successful in attracting a sufficient number of highly skilled employees in the future, or in retaining, training and motivating the employees we are able to attract. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to bid for or accept new client engagements.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED

         Our growth has placed significant demands on our management and other resources. Our revenues increased approximately 79% in 1998 from $92.0 million in 1997 to $164.9 million in 1998. Our revenues for the nine months ended September 30, 1999 increased approximately 76% over the same period for 1998. Our staff increased from 1,383 full-time employees at September 30, 1998 to 1,939 at September 30, 1999. Our future success will depend on our ability to manage our growth effectively, including by:

         - developing and improving our operational, financial and other internal systems;

         - integrating and managing acquired businesses, joint ventures and strategic investments;

         -        training, motivating and managing our employees;

         -        estimating fixed-price fees and project timeframes accurately;

         -        maintaining high rates of employee utilization; and

         -        maintaining project quality and client satisfaction.

         Our management has limited experience managing a business of Sapient's current size. If we are unable to manage our growth and projects effectively, the quality of our services and products, our ability to retain key personnel and our business, financial condition and results of operations may be materially adversely affected.

WE HAVE SIGNIFICANT FIXED OPERATING COSTS WHICH MAY BE DIFFICULT TO ADJUST IN RESPONSE TO UNANTICIPATED FLUCTUATIONS IN REVENUES

         A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter.

         An unanticipated termination of a major project, a client's decision not to proceed with a project we anticipated, or the completion during a quarter of several major client projects could require us to maintain underutilized employees and could therefore have a material adverse effect on our business, financial condition and results of operations. Our revenues and earnings may also fluctuate from quarter to quarter based on such factors as:

         -        the contractual terms and timing of completion of projects;

         -        any delays incurred in connection with projects;

         -        the adequacy of provisions for losses;

         - the accuracy of our estimates of resources required to complete ongoing projects; and

         -        general economic conditions.

THE INCREASED SIZE AND COMPLEXITY OF THE SOLUTIONS WE ARE IMPLEMENTING MAKES IT MORE LIKELY THAT WE WILL FAIL TO SATISFY CLIENT EXPECTATIONS, WHICH WOULD DAMAGE OUR REPUTATION AND BUSINESS

         The average dollar size of our solutions has grown significantly, while the timeframe for delivering solutions has generally decreased. As our client engagements become larger and more complex and must be completed in shorter timeframes, it becomes more difficult to manage the development process and the likelihood and consequences of any mistakes increase. Any inability by us to complete client solutions in a timely manner, any defects contained in the solutions we deliver and any other failure by us to achieve client expectations, would have a material adverse effect on our reputation with the affected client and generally within our industry and could have a material adverse effect on our business, results of operations or financial condition.

WE ENTER INTO FIXED-PRICE CONTRACTS AND COULD LOSE MONEY ON THESE CONTRACTS

         Most of our projects are based on fixed-price, fixed-timeframe contracts, rather than contracts in which payment to us is determined on a time and materials basis. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price, fixed-time frame contract was based would adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. We have been required to commit unanticipated additional resources to complete projects in the past, which has resulted in losses on those contracts. We recognize that we will experience similar situations in the future and that the consequences could be more severe than in the past due to the increased size and complexity of our solutions. In addition, for some projects we may fix the price at an early stage of the process, which could result in a fixed price that turns out to be too low and therefore would adversely affect our profitability.

WE DEPEND HEAVILY ON A LIMITED NUMBER OF CLIENT PROJECTS, THE LOSS OF ANY OF WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS

         We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients for whom we perform large projects. In 1998, our five largest clients accounted for approximately 30% of our revenues, with four clients each accounting for more than 5% of our revenues. For the nine months ended September 30, 1999, our five largest clients accounted for approximately 26% of our revenues, with three clients each accounting for more than 5% of our revenues. In addition, revenues from a large client may constitute a significant portion of our total revenues in a particular quarter. The loss of any principal client for any reason, including as a result of the acquisition of that client by another entity, could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ACHIEVE ANTICIPATED BENEFITS FROM ACQUISITIONS, JOINT VENTURES AND STRATEGIC INVESTMENTS, OUR BUSINESS COULD BE ADVERSELY AFFECTED

         During the past two years, we have completed four acquisitions and entered into one joint venture. The anticipated benefits from these and future acquisitions, joint ventures and strategic investments may not be achieved. For example, when we acquire a company, we cannot be certain that customers of the acquired business will continue to do business with us or that employees of the acquired business will continue their employment or become well integrated into our operations and culture. The identification, consummation and integration of acquisitions, joint ventures and strategic investments requires substantial attention from management. The diversion of the attention of management relating to these activities, as well as any difficulties encountered in the integration process, could have an adverse impact on our business, financial condition and results of operations.

IF CLIENTS UNEXPECTEDLY TERMINATE THEIR CONTRACTS FOR OUR SERVICES, OUR BUSINESS COULD BE ADVERSELY AFFECTED

         Some of our contracts can be canceled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues and additional expenses for staff which were allocated to that client's project. The cancellation or a significant reduction in the scope of a large project could have a material adverse effect on our business, financial condition and results of operations.

OUR STOCK PRICE IS VOLATILE AND MAY RESULT IN SUBSTANTIAL LOSSES FOR PURCHASERS OF OUR COMMON STOCK

         The trading price of our common stock could be subject to wide fluctuations in response to:

         - quarterly variations in operating results and our achievement of key business metrics;

         -        changes in earnings estimates by securities analysts;

         - any differences between reported results and securities analysts' published or unpublished expectations;

         - announcements of new contracts or service offerings by us or our competitors;

         - market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

         - general economic or stock market conditions unrelated to our operating performance.


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         In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.

IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGES, OUR COMPETITIVE POSITION WILL SUFFER

         Our markets and the technologies used in our solutions are characterized by rapid technological change. Failure to respond in a timely and cost-effective way to these technological developments would have a material adverse effect on our business, financial condition and results of operations. We expect to derive a substantial portion of our revenues from providing Internet solutions that are based upon leading technologies and that are capable of adapting to future technologies. As a result, our success will depend on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. We may not be successful in addressing future developments on a timely basis. Our failure to keep pace with the latest technological developments would have a material adverse effect on our business, financial condition and results of operations.

WE MAY BECOME SUBJECT TO CLAIMS THAT THE SOLUTIONS WE HAVE DESIGNED AND IMPLEMENTED ARE NOT YEAR 2000 COMPLIANT

         Since 1991, we have designed, developed and implemented solutions for a large number of clients. There can be no way of assuring that all of these solutions will be Year 2000 compliant. We have also recommended, implemented and customized various third-party technology and software packages for our clients, some of which may not be Year 2000 compliant. There can be no assurance that we will not become involved in disputes with clients regarding Year 2000 problems involving solutions we developed or implemented or the interaction of those solutions with other applications. These disputes could require us to incur unanticipated expenses and distract us from our core business and these expenses and distractions could have a material adverse effect on our business, financial condition and results of operations.

WE FACE SIGNIFICANT COMPETITION IN MARKETS THAT ARE NEW AND RAPIDLY CHANGING

         The markets for the services we provide are highly competitive. We believe that we currently compete principally with strategy consulting firms, Internet professional services firms, systems integration firms, technology vendors and internal information systems groups. Many of the companies that provide services in our markets have significantly greater financial, technical and marketing resources than we do and generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face competition from new entrants into our markets.

         We believe that the principal competitive factors in our markets include:

         - ability to integrate strategy, experience modeling, creative design and technology services;

         -        quality of service, speed of delivery and price;

         -        industry knowledge;

         -        sophisticated project and program management capability; and

         -        Internet technology expertise and talent.

         We believe that our ability to compete also depends in part on a number of competitive factors outside our control, including:

         - the ability of our competitors to hire, retain and motivate professional staff;

         - the development by others of Internet services or software that is competitive with our solutions; and

         -        the extent of our competitors' responsiveness to client needs.

         There can be no assurance that we will be able to compete successfully in our markets.

GOVERNMENT REGULATION COULD INTERFERE WITH THE ACCEPTANCE OF THE INTERNET AND ELECTRONIC COMMERCE, WHICH WOULD ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES

         Any new laws and regulations applicable to the Internet and electronic commerce that are adopted by federal, state or foreign governments could dampen the growth of the Internet and decrease its acceptance as a commercial medium. If this occurs, companies may decide in the future not to pursue Internet initiatives, which would decrease demand for our services. A decrease in the demand for our services would have a material adverse effect on our business, financial condition and results of operations.

INTERNATIONAL EXPANSION OF OUR BUSINESS COULD RESULT IN FINANCIAL LOSSES DUE TO CHANGES IN FOREIGN ECONOMIC CONDITIONS OR FLUCTUATIONS IN CURRENCY AND EXCHANGE RATES

         We expect to continue to expand our international operations. We currently have offices in the United Kingdom and Australia and have recently commenced a joint venture in Italy. We have limited experience in marketing, selling and providing our services internationally. International operations are subject to other inherent risks, including:

         -        recessions in foreign countries;

         -        fluctuations in currency exchange rates;

         - the scheduled conversion to the euro by most European Union members;

         - difficulties and costs of staffing and managing foreign operations;

         - reduced protection for intellectual property in some countries;

         -        changes in regulatory requirements; and

         - U.S. imposed restrictions on the import and export of technologies.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY METHODOLOGY, OUR BUSINESS COULD BE ADVERSELY AFFECTED

         Our success depends, in part, upon our proprietary methodology and other intellectual property rights. We rely upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into these agreements, and limit access to and distribution of our proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In addition, although we believe that our services and products do not infringe on the intellectual property rights of others, there can be no assurance that infringement claims will not be asserted against us in the future, or that if asserted that any infringement claim will be successfully defended. A successful claim against us could materially adversely affect our business, financial condition and results of operations.

WE MAY NOT HAVE THE RIGHT TO RESELL OR REUSE SOLUTIONS DEVELOPED FOR SPECIFIC CLIENTS

         A portion of our business involves the development of technology solutions for specific client engagements. Ownership of these solutions is the subject of negotiation and is frequently assigned to the client, although we may retain a license for certain uses. Some clients have prohibited us from marketing the applications developed for them for specified periods of time or to specified third parties and there can be no assurance that clients will not demand similar or other restrictions in the future. Issues relating to the ownership of and rights to use solutions can be complicated and there can be no assurance that disputes will not arise that affect our ability to resell or reuse these solutions. Any limitation on our ability to resell or reuse a solution could require us to incur additional expenses to develop new solutions for future projects.

OUR CO-CHAIRMEN AND CO-CEOS HAVE SIGNIFICANT VOTING POWER AND MAY EFFECTIVELY CONTROL THE OUTCOME OF ANY STOCKHOLDER VOTE

         Jerry A. Greenberg and J. Stuart Moore, our co-Chairmen of the Board of Directors and co-Chief Executive Officers, beneficially own approximately 36.6% of our common stock. As a result, they have the ability to substantially influence, and may effectively control, the outcome of corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of Sapient even if such a change of control would benefit other investors.

WE ARE DEPENDENT ON OUR KEY PERSONNEL

         Our success will depend in large part upon the continued services of a number of key employees, including Messrs. Greenberg and Moore. Our employment contracts with Messrs. Greenberg and Moore and with our other key personnel provide that employment is terminable at will by either party. The loss of the services of either of Messrs. Greenberg or Moore or of one or more of our other key personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, if one or more of our key employees resigns from Sapient to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. In the event of the loss of any personnel, there can be no assurance that we would be able to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel.

OUR CORPORATE GOVERNANCE PROVISIONS MAY DETER A FINANCIALLY ATTRACTIVE TAKEOVER ATTEMPT

         Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders would receive a premium for their shares. These provisions include the following:

         - any action that may be taken by stockholders must be taken at an annual or special meeting and may not be taken by written consent;

         - stockholders must comply with advance notice requirements before raising a matter at a meeting of stockholders or nominating a director for election;

         - a chairman of the board or a chief executive officer are the only ones who may call a special meeting of stockholders;

         - our board of directors is staggered into three classes and the members may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares entitled to vote; and

         - our board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue shares of preferred stock.

         Provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Capital Stock -- Preferred Stock" and "-- Delaware Law and Certain Charter and Bylaw Provisions."

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes and incorporates forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus. We do not assume any obligation to update any of the forward-looking statements we make.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the selling stockholders.

         The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                            THE ADJACENCY ACQUISITION

         We acquired all of the outstanding common stock of Adjacency on March 29, 1999 through a series of stock purchase agreements. Adjacency was merged into Sapient on June 30, 1999 and its operations combined with those of Sapient. The acquisition of Adjacency has been treated as a "taxfree reorganization" for U.S. federal income tax purposes and has been accounted for as a pooling of interests for financial reporting purposes under U.S.
GAAP.

         In exchange for the Adjacency stock, we issued an aggregate of 1,581,348 shares of Sapient common stock, which were valued at approximately $50.6 million based on the last sale price of Sapient common stock on the Nasdaq National Market on March 29, 1999. 158,134 of the shares were placed in escrow to secure the indemnification obligations of certain of the selling stockholders.

         We agreed to use our best efforts to register 711,608 of the shares for resale by the former Adjacency stockholders at various dates during the twelve months following the acquisition.

                              SELLING STOCKHOLDERS

         The following table sets forth, to our knowledge, certain information about the selling stockholders as of March 1, 2000.

         Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                 NUMBER OF
                                 SHARES OF          PERCENTAGE
                                  COMMON            OF SHARES                                                      PERCENTAGE OF
                                  STOCK             OF COMMON             NUMBER OF            NUMBER OF             SHARES OF
                               BENEFICIALLY           STOCK               SHARES OF            SHARES OF              COMMON
                                  OWNED            BENEFICIALLY            COMMON            COMMON STOCK              STOCK
                                  PRIOR               OWNED                 STOCK            BENEFICIALLY           BENEFICIALLY
     NAME OF SELLING               TO                PRIOR TO              OFFERED            OWNED AFTER            OWNED AFTER
       STOCKHOLDER             OFFERING(1)          OFFERING(1)             HEREBY           OFFERING(1)(2)         OFFERING(1)(2)
--------------------------    ---------------     ---------------      ---------------    --------------------    ------------------
Andrew Sather                   409,232                 *                  79,222(3)            330,010                   *
Anton Prastowo                  285,876                 *                  44,974(4)            240,902                   *
Carlo Calica                    112,206                 *                  24,044                88,162                   *
Bernie DeChant                  136,342                 *                  24,044(5)            112,298                   *
Andrew Patrick                  143,762                 *                  25,370(6)            118,392                   *
Chris DeVore                     47,652                 *                  10,148(7)             37,504                   *
Matt Kirchstein                  59,552                 *                  10,148(8)             49,404                   *
Ken Raley                        37,504                 *                                        37,356                   *
                                                                              148(9)
Pascal Balthrop                  43,128                 *                   7,612(10)            35,516                   *
Allison Jones                     8,456                 *                   1,268(11)             7,188                   *
Jennifer Shonholtz                   84                 *                                            72                   *
                                                                               12(12)
David Wisnom III                  1,410                 *                     212(13)             1,198                   *

-------------------

* Less than one percent of the number of shares of common stock outstanding.

(1) The selling stockholders have sole voting power and investment power with respect to all shares listed as owned by the selling stockholders. Of the total shares of common stock listed as owned by the selling stockholders, a total of 158,134 shares are held in an escrow account to secure indemnification obligations of the former stockholders of Adjacency to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on or about March 29, 2000. The number of shares indicated as owned by each selling stockholder includes those shares (representing 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account.

(2) We do not know when or in what amounts a selling stockholder may offer shares for sale and there can be no assurance that the selling stockholders will sell any or all of the shares offered hereby. Because each selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, no estimate can be given as to the amount of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered hereby will be held by the selling stockholders.

(3) In addition to the 79,222 shares of common stock held by Mr. Sather registered hereby, we previously registered 12,196 shares held by Mr. Sather in connection with Registration Statement No. 333-87837 that were not sold by Mr. Sather as of March 1, 2000.

(4) In addition to the 44,974 shares of common stock held by Mr. Prastowo registered hereby, we previously registered an aggregate of 75,996 shares held by Mr. Prastowo in connection with Registration Statement No. 333-87837 and Registration Statement No. 333-77033 that were not sold by Mr. Prastowo as of March 1, 2000.

(5) In addition to the 24,044 shares of common stock held by Mr. DeChant registered hereby, we previously registered an aggregate of 24,136 shares held by Mr. DeChant in connection with Registration Statement No. 333-87837 and Registration Statement No. 333-77033 that were not sold by Mr. DeChant as of March 1, 2000.

(6) In addition to the 25,370 shares of common stock held by Mr. Patrick registered hereby, we previously registered 25,370 shares held by Mr. Patrick in connection with Registration Statement No. 333-87837 that were not sold by Mr. Patrick as of March 1, 2000.

(7) In addition to the 10,148 shares of common stock held by Mr. DeVore registered hereby, we previously registered 296 shares held by Mr. DeVore in connection with Registration Statement No. 333-87837 that were not sold by Mr. DeVore as of March 1, 2000.

(8) In addition to the 10,148 shares of common stock held by Mr. Kirchstein registered hereby, we previously registered an aggregate of 12,196 shares held by Mr. Kirchstein in connection with Registration Statement No. 333-87837 and Registration Statement No. 333-77033 that were not sold by Mr. Kirchstein as of March 1, 2000.

(9) In addition to the 148 shares of common stock held by Mr. Raley registered hereby, we previously registered 148 shares held by Mr. Raley in connection with Registration Statement No. 333-87837 that were not sold by Mr. Raley as of March 1, 2000.

(10) In addition to the 7,612 shares of common stock held by Mr. Balthrop registered hereby, we previously registered 7,612 shares held by Mr. Balthrop in connection with Registration Statement No. 333-87837 that were not sold by Mr. Balthrop as of March 1, 2000.

(11) In addition to the 1,268 shares of common stock held by Ms. Jones registered hereby, we previously registered an aggregate of 2,536 shares held by Ms. Jones in connection with Registration Statement No. 333-87837 and Registration Statement No. 333-77033 that were not sold by Ms. Jones as of March 1, 2000.

(12) In addition to the 12 shares of common stock held by Ms. Shonholtz registered hereby, we previously registered an aggregate of 24 shares held by Ms. Shonholtz in connection with Registration Statement No. 333-87837 and Registration Statement No. 333-77033 that were not sold by Ms. Shonholtz as of March 1, 2000.

(13) In addition to the 212 shares of common stock held by Mr. Wisnom registered hereby, we previously registered an aggregate of 424 shares held by Mr. Wisnom in connection with Registration Statement No. 333-87837 and Registration Statement No.
         333-77033 that were not sold by Mr. Wisnom as of March 1, 2000.

         None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with us or any of our subsidiaries within the past three years, except that the selling stockholders have been employed by us and/or Adjacency. In connection with our acquisition of Adjacency, we also entered into employment letters with Andrew Sather, Bernie DeChant, Carlo Calica and Anton Prastowo, each a former employee of Adjacency. The employment relationships are not for a stated term but are "employment at will" relationships. In connection with the purchase agreements, certain of the selling stockholders also entered into non-competition agreements with Sapient, and we lent to Adjacency funds which Adjacency lent to the selling stockholders to facilitate the payment of taxes by such selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of January 31, 2000, 57,805,757 shares of our common stock were issued and outstanding and no shares of preferred stock were outstanding.

         The following summary of our securities and provisions of our certificate of incorporation and our bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

COMMON STOCK

         Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the preferential dividend rights of any preferred stock then outstanding. Upon any liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably the net assets available for distribution after the payment of all debts and other liabilities and subject to any prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares to be issued by us in the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

         Our board of directors is authorized, subject to any limitations prescribed by law, but without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock may have such number of shares, designations, preferences, voting powers, qualifications, restrictions and special or relative rights or privileges as is determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

         Our stockholders have granted the board of directors authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Sapient.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

         We are subject to the provisions of Section 203 of the General Corporation Law of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to some exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         Our certificate of incorporation and bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Sapient.

         Our certificate of incorporation and bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of the stockholders may only be called by a chairman of the board of directors, a chief executive officer or, if none, a president or by the board of directors. Under our bylaws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because even if such person acquired a majority of our outstanding voting securities it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders' meeting, and not by written consent.

         Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

LIMITATION OF LIABILITY

         Our certificate of incorporation contains provisions:

- eliminating a director's liability to us or our stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law; and

- obligating us to indemnify our officers and directors to the fullest extent permitted by the General Corporation Law of Delaware.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

STOCK TRANSFER AGENT

         The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

         -        in privately negotiated transactions; and

         -        in options transactions.

         In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

         In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

         In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

         We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) March 29, 2000.

                                  LEGAL MATTERS

         Hale and Dorr LLP has passed on the validity of the shares offered by this prospectus.

                                     EXPERTS

         The consolidated balance sheets of Sapient as of December 31, 1998 and 1997 and the consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.